UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                    Pechiney
                                (Name of Issuer)

                              Class A Common Shares
                    Nominal value Euro 15.25 per Common Share
                         (Title of Class of Securities)

                                    F71851137
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 5, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 705151967               13D
-------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a) |_|
              (b) |X|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              WC, OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |X|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                See Item 5.
          WITH
                               8       SHARED VOTING POWER

                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       See Item 5.

                              10       SHARED DISPOSITIVE POWER

                                       See Item 5.

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                    |_|



    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.

    14        TYPE OF REPORTING PERSON*

              BK, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No.1 amends and supplements the Schedule 13D, originally filed on October 6, 2003, (the "Initial Schedule 13D"), with respect to the Class A Common Shares, nominal value Euro 15.25 per Common Share (the "Shares"), of Pechiney, a French corporation (the "Company"), filed by the Reporting Person. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Initial Schedule 13D. The principal executive offices of the Company are located at 7 Place du Chancelier Adenauer, 75116 Paris, France.

Item 2.           Identity and Background.

         Item 2 is amended and supplemented by inserting the following after the last paragraph of Item 2 of the Initial Schedule 13D:

         "On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

         Under the terms of the Global Settlement:

          o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

          o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

          o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE
               Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements."

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety to read as follows:

         "As of October 2, 2003, the aggregate consideration (exclusive of commissions) paid by CSFB LLC, CSFB-E and CSFB-Int for the acquisitions of the Company's Shares was Euro 301,768,723.88. The aggregate consideration (exclusive of commissions) paid by CSFB LLC, CSFB-E and CSFB-Int for the American Depository Receipts ("ADRs") was $31,602.00. The aggregate consideration (exclusive of commissions) paid by CSFB LLC, CSFB-E and CSFB-Int for 1.25% convertible notes due 2006 (the "Notes") was Euro 6,567,519.00. The funds used by CSFB LLC, CSFB-E and CSFB-Int to make these acquisitions came from a combination of working capital and client funds.

         "During the period beginning October 3, 2003 and ending December 15, 2003 (the "Reporting Period"), CSFB-E bought and sold Shares in numerous purchase and sale transactions as a part of risk arbitrage trading strategies and for hedging purposes in relation to customer facilitation trading activities. Without taking into account any sales of Shares by CSFB-E during the Reporting Period, CSFB-E made purchases of 5,882,684 Shares in the aggregate during the Reporting Period in connection with these risk arbitrage trading strategies and hedging purposes. After taking into account dispositions of Shares made by CSFB-E during the Reporting Period in connection with these risk arbitrage trading strategies and hedging purposes, CSFB-E held 229,370 Shares, 180 ADRs and 80,000 Shares issuable upon conversion of Euro 6,020,000 aggregate principal amount of Notes, as of December 15, 2003. See Item 5(a). At no time during the Reporting Period did these risk arbitrage purchases and sales of Shares and purchases and sales of Shares for hedging purposes, in and of themselves, give rise to a filing obligation under Section 13(d) of the Act. Without taking into account any sale proceeds from dispositions of any Shares during the Reporting Period, the aggregate consideration paid for Shares purchased by CSFB-E during the Reporting Period as a part of these risk arbitrage trading strategies and hedging purposes was Euro 280,615,058 (exclusive of commission). The funds used by CSFB-E to make these acquisitions came from working capital and client funds."

Item 4.           Purpose of Transaction.

         Item 4 is amended and supplemented by replacing the first paragraph of
Item 4 of the Initial Schedule 13D with the following:

         "The Shares, ADRs and Notes were acquired by the Reporting Person for investment and customer facilitation purposes.

         "Prior to October 3, 2003, CSFB-E acquired 3,300,000 Shares, and CSFB LLC acquired 1,000 ADRs, as part of arbitrage (including risk arbitrage) trading strategies. (Each ADR represents one-half of a Share.) These trading strategies were the result of ongoing tender offers by Alcan, Inc. for certain securities of the Company. The remaining Shares were acquired for hedging purposes in relation to customer facilitation trading activity. The Notes, 280 ADRs and 180,400 Shares were acquired for investment purposes.

         "During the Reporting Period, CSFB-E bought and sold shares in numerous purchase and sale transactions as a part of risk arbitrage trading strategies and for hedging purposes in relation to customer facilitation trading activity. See Item 3."

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         "(a) As of December 15, 2003, the Reporting Person may be deemed to be the beneficial owner of 316,866 Shares which consist of 229,370 Shares held directly by CSFB-E as part of a risk arbitrage strategy and for hedging purposes in relation to customer facilitation trading activity, 180 ADRs held directly by CSFB-E as a part of a risk arbitrage strategy, and 80,000 Shares issuable upon conversion of Euro 6,020,000 aggregate principal amount of Notes held directly by CSFB-E as part of an index arbitrage strategy, 100 ADRs held directly by CSFB LLC for investment purposes, and 7,306 Shares held by CSFB-Int for hedging purposes in relation to customer facilitation trading activity.

         "Accordingly, the Reporting Person may be deemed to be the beneficial owner of 0.3% of the outstanding Shares.

         "To the best knowledge of the Reporting Person, except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E or CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached to the Initial Schedule 13D, beneficially owns any additional Shares.

         "(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares and ADRs.

         "(c) Pursuant to the terms of concurrent French and U.S. tender offers by Alcan, Inc. for certain securities of the Company, the Reporting Person tendered an aggregate of 6,700,416 Shares consisting 6,699,916 Shares held directly by CSFB-E and 1,000 ADRs (each ADR representing one-half of a share) held directly by CSFB LLC. The tender period expired on November 24, 2003, but the offers were contingent upon the condition precedent that valid acceptances in respect of Pechiney securities representing a majority of the total share capital and voting rights in Pechiney, calculated on a fully diluted basis on the closing date of the offers, were tendered in the U.S. and the French offers, on a combined basis. On December 5, 2003, the Commission des Marches Financiers, as required by the terms of the tender offers in respect of the satisfaction of the aforementioned condition precedent, announced that the condition precedent had been met. As a result, pursuant to the terms of the tender offers, the above-described dispositions by CSFB-E and CSFB LLC were deemed to have occurred on November 24, 2003.

         "For each Share or two ADRs tendered by the Reporting Person, the Reporting Person will receive 0.5441 of an Alcan common share and Euro 28.60 (plus the additional consideration described below, if applicable).

         "Alcan has re-opened the offers from December 9, 2003 to December 23, 2003. If, at the expiration of the re-opened offers, the aggregate number of Pechiney securities tendered into the initial offers that had expired on November 24, 2003 and the re-opened offers corresponds to over 95% of Pechiney share capital and voting rights (on a fully diluted basis), Alcan will pay the following additional consideration to the Reporting Person for the securities tendered into the offers:

          o    Euro 1 for each Share;

          o    Euro 0.5 for each ADR; and

          o    Euro 32,000 for the Notes.

         "Schedule B, which is incorporated herein by reference, sets forth all other transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning 60 days prior to December 15, 2003.

         "(d) No other person is known by the Reporting Person to have such right or power with respect to the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E or CSFB-Int.

         "(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares as of November 24, 2003."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 16, 2003

                                                   Credit Suisse First Boston,
                                                   on behalf of the Credit
                                                   Suisse First Boston
                                                   business unit.

                                                   By: /s/ Louise Guarneri
                                                      ----------------------
                                                       Name:  Louise Guarneri
                                                       Title: Director

                                   Schedule B


Transactions in the Shares effected during the past sixty days are reported in the following table. All Share trades were effected on Euronext.

---------------------------------------------------
Trade Date    Buy/Sell        Quantity      Price
                                           (Euros)
---------------------------------------------------
OCT 17 2003   Sell            170,000       47.849
---------------------------------------------------
OCT 17 2003   Sell             40,000       47.870
---------------------------------------------------
OCT 17 2003   Sell            210,000       47.925
---------------------------------------------------
OCT 17 2003   Buy               3,732       47.850
---------------------------------------------------
OCT 17 2003   Sell            172,930       47.849
---------------------------------------------------
OCT 17 2003   Buy              40,800       47.870
---------------------------------------------------
OCT 17 2003   Buy             237,919       47.848
---------------------------------------------------
OCT 17 2003   Buy             150,000       47.850
---------------------------------------------------
OCT 20 2003   Sell              6,022       47.860
---------------------------------------------------
OCT 20 2003   Buy               6,501       47.859
---------------------------------------------------
OCT 20 2003   Sell              6,022       47.932
---------------------------------------------------
OCT 22 2003   Sell                900       47.670
---------------------------------------------------
OCT 22 2003   Buy              10,000       47.667
---------------------------------------------------
OCT 22 2003   Buy               1,135       47.650
---------------------------------------------------
OCT 22 2003   Sell             48,321       47.522
---------------------------------------------------
OCT 22 2003   Buy              80,000       47.580
---------------------------------------------------
OCT 22 2003   Sell             30,000       47.570
---------------------------------------------------
OCT 22 2003   Buy              30,000       47.570
---------------------------------------------------
OCT 22 2003   Sell             25,000       47.580
---------------------------------------------------
OCT 22 2003   Buy              25,000       47.580
---------------------------------------------------
OCT 22 2003   Sell             25,000       47.580
---------------------------------------------------
OCT 23 2003   Sell             50,000       47.330
---------------------------------------------------
OCT 23 2003   Buy             300,000       47.300
---------------------------------------------------
OCT 23 2003   Sell            449,391       47.334
---------------------------------------------------
OCT 23 2003   Buy              30,879       47.331
---------------------------------------------------
OCT 22 2003   Sell             25,000       47.580
---------------------------------------------------
OCT 23 2003   Sell             25,000       47.409
---------------------------------------------------
OCT 24 2003   Buy                 163       47.190
---------------------------------------------------
OCT 24 2003   Sell              3,635       47.288
---------------------------------------------------
OCT 24 2003   Buy              86,582       47.359
---------------------------------------------------
OCT 24 2003   Sell                163       47.190
---------------------------------------------------
OCT 24 2003   Buy                 163       47.190
---------------------------------------------------
OCT 27 2003   Buy              30,000       47.229
---------------------------------------------------
OCT 22 2003   Sell             28,800       47.570
---------------------------------------------------
OCT 22 2003   Sell              1,200       47.570
---------------------------------------------------
OCT 27 2003   Sell             30,000       47.210
---------------------------------------------------
OCT 22 2003   Buy              30,000       47.570
---------------------------------------------------
OCT 27 2003   Buy               1,900       47.240
---------------------------------------------------
OCT 21 2003   Sell              6,022       47.860
---------------------------------------------------
OCT 28 2003   Buy              50,000       47.328
---------------------------------------------------
OCT 21 2003   Buy               6,022       47.860
---------------------------------------------------
OCT 27 2003   Buy              55,000       47.093
---------------------------------------------------
OCT 28 2003   Sell              3,305       47.300
---------------------------------------------------
OCT 28 2003   Buy               3,305       47.300
---------------------------------------------------
OCT 28 2003   Sell             50,000       55.327
---------------------------------------------------
OCT 29 2003   Buy               3,500       47.334
---------------------------------------------------
OCT 29 2003   Sell              6,700       47.334
---------------------------------------------------
OCT 29 2003   Buy                 400       47.330
---------------------------------------------------
OCT 29 2003   Buy              20,000       47.390
---------------------------------------------------
OCT 29 2003   Sell                400       47.330
---------------------------------------------------
OCT 29 2003   Buy              28,200       47.358
---------------------------------------------------
OCT 29 2003   Sell             25,000       55.398
---------------------------------------------------
OCT 29 2003   Buy              50,000       47.391
---------------------------------------------------
OCT 29 2003   Buy                 400       47.330
---------------------------------------------------
OCT 29 2003   Sell                400       47.330
---------------------------------------------------
OCT 29 2003   Buy              15,000       47.350
---------------------------------------------------
OCT 29 2003   Sell             15,000       47.350
---------------------------------------------------
OCT 23 2003   Buy             300,000       47.300
---------------------------------------------------
OCT 30 2003   Buy              50,000       47.349
---------------------------------------------------
OCT 30 2003   Sell                350       47.500
---------------------------------------------------
OCT 30 2003   Buy              16,500       47.330
---------------------------------------------------
OCT 30 2003   Buy                 350       47.500
---------------------------------------------------
OCT 30 2003   Sell             25,000       47.370
---------------------------------------------------
OCT 30 2003   Sell             25,000       47.370
---------------------------------------------------
OCT 30 2003   Sell             15,000       47.414
---------------------------------------------------
OCT 30 2003   Buy              15,000       47.414
---------------------------------------------------
OCT 30 2003   Sell             25,000       47.370
---------------------------------------------------
OCT 30 2003   Buy              25,000       47.370
---------------------------------------------------
OCT 31 2003   Sell              2,400       47.552
---------------------------------------------------
OCT 31 2003   Sell             30,968       47.567
---------------------------------------------------
OCT 31 2003   Buy              80,920       47.559
---------------------------------------------------
OCT 31 2003   Sell             25,000       55.337
---------------------------------------------------
OCT 31 2003   Sell             50,000       55.289
---------------------------------------------------
OCT 31 2003   Buy              30,938       47.567
---------------------------------------------------
OCT 31 2003   Sell              2,400       47.552
---------------------------------------------------
OCT 31 2003   Buy               2,400       47.552
---------------------------------------------------
NOV 03 2003   Buy                 800       47.900
---------------------------------------------------
NOV 03 2003   Buy              10,670       47.733
---------------------------------------------------
NOV 03 2003   Buy              25,000       54.857
---------------------------------------------------
OCT 31 2003   Buy              25,000       55.337
---------------------------------------------------
NOV 03 2003   Sell                800       47.900
---------------------------------------------------
NOV 03 2003   Buy              25,000       47.847
---------------------------------------------------
NOV 03 2003   Sell             25,000       54.857
---------------------------------------------------
NOV 04 2003   Sell                143       47.670
---------------------------------------------------
NOV 04 2003   Sell             54,327       47.797
---------------------------------------------------
NOV 04 2003   Sell                276       47.764
---------------------------------------------------
NOV 04 2003   Buy              26,712       47.828
---------------------------------------------------
NOV 04 2003   Buy             270,802       47.762
---------------------------------------------------
OCT 29 2003   Sell             25,000       55.398
---------------------------------------------------
NOV 04 2003   Buy                 276       47.750
---------------------------------------------------
NOV 04 2003   Sell                276        0.000
---------------------------------------------------
NOV 05 2003   Sell              4,316       47.669
---------------------------------------------------
NOV 05 2003   Buy              37,610       47.634
---------------------------------------------------
NOV 05 2003   Buy                 650       47.550
---------------------------------------------------
NOV 05 2003   Sell            250,000       47.757
---------------------------------------------------
NOV 05 2003   Buy             250,000       47.685
---------------------------------------------------
NOV 06 2003   Sell              1,100       47.476
---------------------------------------------------
NOV 06 2003   Sell                728       47.580
---------------------------------------------------
NOV 06 2003   Sell            218,883       47.508
---------------------------------------------------
NOV 06 2003   Buy               1,965       47.519
---------------------------------------------------
NOV 05 2003   Sell              5,000       47.518
---------------------------------------------------
NOV 05 2003   Buy               5,000       47.518
---------------------------------------------------
NOV 07 2003   Sell                900       47.575
---------------------------------------------------
NOV 06 2003   Sell                900       47.476
---------------------------------------------------
NOV 06 2003   Sell                200       47.476
---------------------------------------------------
NOV 07 2003   Buy                 349       47.610
---------------------------------------------------
NOV 07 2003   Sell                 96       47.610
---------------------------------------------------
NOV 07 2003   Buy                 915       47.610
---------------------------------------------------
NOV 07 2003   Buy              15,127       47.610
---------------------------------------------------
NOV 07 2003   Buy                 992       47.610
---------------------------------------------------
NOV 07 2003   Sell              5,000       47.460
---------------------------------------------------
NOV 06 2003   Buy               1,965       47.519
---------------------------------------------------
NOV 07 2003   Sell             17,383       47.610
---------------------------------------------------
NOV 07 2003   Buy               5,996       47.480
---------------------------------------------------
NOV 06 2003   Sell            218,883       47.508
---------------------------------------------------
NOV 10 2003   Sell              7,500       47.470
---------------------------------------------------
NOV 10 2003   Buy               7,500       47.470
---------------------------------------------------
NOV 10 2003   Sell                500       47.550
---------------------------------------------------
NOV 10 2003   Buy                 500       47.550
---------------------------------------------------
NOV 11 2003   Sell              8,500       47.354
---------------------------------------------------
NOV 11 2003   Buy               1,250       47.280
---------------------------------------------------
NOV 11 2003   Buy               3,844       47.351
---------------------------------------------------
NOV 11 2003   Buy              93,219       47.351
---------------------------------------------------
NOV 11 2003   Buy               8,500       47.354
---------------------------------------------------
NOV 11 2003   Sell             98,313       47.335
---------------------------------------------------
NOV 12 2003   Buy                 960       47.007
---------------------------------------------------
NOV 12 2003   Buy               4,316       47.007
---------------------------------------------------
NOV 12 2003   Buy               1,646       47.007
---------------------------------------------------
NOV 12 2003   Buy               2,236       47.007
---------------------------------------------------
NOV 12 2003   Buy               2,830       47.007
---------------------------------------------------
NOV 12 2003   Buy              22,603       47.007
---------------------------------------------------
NOV 12 2003   Buy               6,073       47.007
---------------------------------------------------
NOV 12 2003   Sell             40,664       47.007
---------------------------------------------------
NOV 13 2003   Buy               9,426       47.311
---------------------------------------------------
NOV 13 2003   Buy               6,939       47.311
---------------------------------------------------
NOV 13 2003   Buy              18,201       47.311
---------------------------------------------------
NOV 13 2003   Buy               4,049       47.311
---------------------------------------------------
NOV 13 2003   Buy              95,308       47.311
---------------------------------------------------
NOV 13 2003   Buy              11,929       47.311
---------------------------------------------------
NOV 13 2003   Buy              25,609       47.311
---------------------------------------------------
NOV 13 2003   Sell             10,000       47.200
---------------------------------------------------
NOV 13 2003   Buy              13,448       47.216
---------------------------------------------------
NOV 13 2003   Sell            171,461       47.310
---------------------------------------------------
NOV 13 2003   Sell              1,400       47.311
---------------------------------------------------
NOV 13 2003   Buy               1,400       47.311
---------------------------------------------------
NOV 13 2003   Sell             15,000       47.270
---------------------------------------------------
NOV 13 2003   Buy              15,000       47.270
---------------------------------------------------
NOV 13 2003   Buy              14,100       47.311
---------------------------------------------------
NOV 13 2003   Buy              25,000       47.392
---------------------------------------------------
NOV 13 2003   Buy              84,300       47.311
---------------------------------------------------
NOV 13 2003   Buy               5,200       47.311
---------------------------------------------------
NOV 14 2003   Sell              1,130       47.280
---------------------------------------------------
NOV 14 2003   Buy               5,584       47.220
---------------------------------------------------
NOV 14 2003   Sell              5,584       47.220
---------------------------------------------------
NOV 14 2003   Buy                 200       47.479
---------------------------------------------------
NOV 14 2003   Sell                200       47.479
---------------------------------------------------
NOV 14 2003   Buy               2,200       47.479
---------------------------------------------------
NOV 14 2003   Buy              16,800       47.479
---------------------------------------------------
NOV 14 2003   Buy                 800       47.479
---------------------------------------------------
NOV 17 2003   Buy               8,551       47.471
---------------------------------------------------
NOV 17 2003   Buy               5,903       47.471
---------------------------------------------------
NOV 17 2003   Buy                 508       47.471
---------------------------------------------------
NOV 17 2003   Buy               9,188       47.471
---------------------------------------------------
NOV 17 2003   Buy                  56       47.471
---------------------------------------------------
NOV 17 2003   Buy               1,742       47.471
---------------------------------------------------
NOV 17 2003   Buy               4,373       47.471
---------------------------------------------------
NOV 17 2003   Buy               2,146       47.471
---------------------------------------------------
NOV 17 2003   Buy               3,008       47.471
---------------------------------------------------
NOV 17 2003   Buy               1,129       47.471
---------------------------------------------------
NOV 17 2003   Buy               5,138       47.471
---------------------------------------------------
NOV 17 2003   Buy               2,801       47.471
---------------------------------------------------
NOV 17 2003   Buy              12,450       47.471
---------------------------------------------------
NOV 17 2003   Buy                  48       47.470
---------------------------------------------------
NOV 17 2003   Buy               8,950       47.433
---------------------------------------------------
NOV 17 2003   Sell             80,091       47.442
---------------------------------------------------
NOV 17 2003   Sell              8,950       47.433
---------------------------------------------------
NOV 17 2003   Buy              13,500       47.372
---------------------------------------------------
NOV 17 2003   Buy               4,500       47.372
---------------------------------------------------
NOV 17 2003   Buy               5,050       47.372
---------------------------------------------------
NOV 17 2003   Buy               5,050       47.372
---------------------------------------------------
NOV 17 2003   Sell              5,050       47.372
---------------------------------------------------
NOV 17 2003   Buy              13,500       47.372
---------------------------------------------------
NOV 17 2003   Sell             13,500       47.372
---------------------------------------------------
NOV 17 2003   Sell             12,450       47.471
---------------------------------------------------
NOV 17 2003   Buy              12,450       47.471
---------------------------------------------------
NOV 17 2003   Sell              1,129       47.471
---------------------------------------------------
NOV 17 2003   Buy               1,129       47.471
---------------------------------------------------
NOV 17 2003   Sell              3,008       47.471
---------------------------------------------------
NOV 17 2003   Buy               3,008       47.471
---------------------------------------------------
NOV 17 2003   Sell              2,146       47.471
---------------------------------------------------
NOV 17 2003   Buy               2,146       47.471
---------------------------------------------------
NOV 17 2003   Sell              4,373       47.471
---------------------------------------------------
NOV 17 2003   Buy               4,373       47.471
---------------------------------------------------
NOV 17 2003   Sell              1,742       47.471
---------------------------------------------------
NOV 17 2003   Buy               1,742       47.471
---------------------------------------------------
NOV 17 2003   Sell                 56       47.471
---------------------------------------------------
NOV 17 2003   Buy                  56       47.471
---------------------------------------------------
NOV 17 2003   Sell              5,903       47.471
---------------------------------------------------
NOV 17 2003   Buy               5,903       47.471
---------------------------------------------------
NOV 17 2003   Sell                508       47.471
---------------------------------------------------
NOV 17 2003   Buy                 508       47.471
---------------------------------------------------
NOV 17 2003   Buy               4,500       47.372
---------------------------------------------------
NOV 17 2003   Sell              4,500       47.372
---------------------------------------------------
NOV 18 2003   Buy                 652       47.442
---------------------------------------------------
NOV 18 2003   Buy               1,898       47.442
---------------------------------------------------
NOV 18 2003   Buy                  60       47.442
---------------------------------------------------
NOV 18 2003   Buy               7,026       47.442
---------------------------------------------------
NOV 18 2003   Buy               1,669       47.520
---------------------------------------------------
NOV 18 2003   Buy               1,908       47.442
---------------------------------------------------
NOV 18 2003   Buy               5,341       47.442
---------------------------------------------------
NOV 18 2003   Buy              30,000       47.523
---------------------------------------------------
NOV 18 2003   Sell             16,639       47.447
---------------------------------------------------
NOV 17 2003   Buy               4,500       47.372
---------------------------------------------------
NOV 18 2003   Buy               1,100       47.514
---------------------------------------------------
NOV 19 2003   Sell            354,279       47.428
---------------------------------------------------
NOV 19 2003   Buy             570,100       47.427
---------------------------------------------------
NOV 19 2003   Sell            240,000       47.477
---------------------------------------------------
NOV 19 2003   Sell            300,000       47.529
---------------------------------------------------
NOV 19 2003   Sell             50,000       47.410
---------------------------------------------------
NOV 19 2003   Buy             340,000       47.430
---------------------------------------------------
NOV 19 2003   Sell             50,000       47.410
---------------------------------------------------
NOV 19 2003   Buy              50,000       47.410
---------------------------------------------------
NOV 19 2003   Buy               6,900       47.437
---------------------------------------------------
NOV 19 2003   Buy              53,300       47.437
---------------------------------------------------
NOV 19 2003   Buy               2,600       47.437
---------------------------------------------------
NOV 19 2003   Buy               2,500       47.437
---------------------------------------------------
NOV 20 2003   Sell                626       47.300
---------------------------------------------------
NOV 19 2003   Buy                 700       47.437
---------------------------------------------------
NOV 19 2003   Sell                700       47.437
---------------------------------------------------
NOV 21 2003   Sell                995       47.460
---------------------------------------------------
NOV 19 2003   Buy                 700       47.437
---------------------------------------------------
NOV 24 2003   Buy               4,371       47.650
---------------------------------------------------
NOV 25 2003   Buy                 100       47.685
---------------------------------------------------
NOV 25 2003   Sell                100       47.700
---------------------------------------------------
NOV 26 2003   Sell                100       47.920
---------------------------------------------------
NOV 27 2003   Buy                   6       47.970
---------------------------------------------------
NOV 28 2003   Buy              10,300       48.057
---------------------------------------------------
NOV 28 2003   Sell             10,000       48.060
---------------------------------------------------
DEC 01 2003   Buy              33,470       48.301
---------------------------------------------------
DEC 01 2003   Sell                275       48.280
---------------------------------------------------
NOV 24 2003   Buy               4,371       47.650
---------------------------------------------------
NOV 25 2003   Sell                100       47.700
---------------------------------------------------
NOV 26 2003   Sell                100       47.920
---------------------------------------------------
NOV 27 2003   Buy                   6       47.970
---------------------------------------------------
DEC 03 2003   Buy                 526       48.830
---------------------------------------------------
DEC 03 2003   Buy                 149       48.830
---------------------------------------------------
DEC 03 2003   Buy              14,854       48.830
---------------------------------------------------
DEC 03 2003   Buy               1,060       48.830
---------------------------------------------------
DEC 03 2003   Buy                 524       48.830
---------------------------------------------------
DEC 03 2003   Buy                 476       48.830
---------------------------------------------------
DEC 03 2003   Buy               1,552       48.830
---------------------------------------------------
DEC 03 2003   Buy                 255       48.830
---------------------------------------------------
DEC 03 2003   Buy                 740       48.830
---------------------------------------------------
DEC 03 2003   Buy               4,775       48.830
---------------------------------------------------
DEC 03 2003   Buy                  89       48.830
---------------------------------------------------
DEC 03 2003   Sell             26,255       48.830
---------------------------------------------------
DEC 03 2003   Buy              48,143       48.834
---------------------------------------------------
DEC 04 2003   Buy               8,000       49.100
---------------------------------------------------
DEC 04 2003   Buy                 100       48.810
---------------------------------------------------
DEC 04 2003   Buy              91,619       49.071
---------------------------------------------------
DEC 04 2003   Sell              8,100       49.096
---------------------------------------------------
DEC 05 2003   Buy              18,369       49.244
---------------------------------------------------
DEC 08 2003   Buy               1,369       49.364
---------------------------------------------------
DEC 08 2003   Sell              1,369       49.400
---------------------------------------------------
DEC 08 2003   Sell                200       49.212
---------------------------------------------------
DEC 08 2003   Buy                 200       49.212
---------------------------------------------------
DEC 08 2003   Buy               2,100       49.212
---------------------------------------------------
DEC 08 2003   Buy              17,700       49.212
---------------------------------------------------
DEC 09 2003   Buy              31,625       49.382
---------------------------------------------------
DEC 09 2003   Sell             10,000       49.356
---------------------------------------------------
DEC 10 2003   Sell              4,865       49.160
---------------------------------------------------
DEC 10 2003   Sell              1,236       49.160
---------------------------------------------------
DEC 10 2003   Buy               6,101       49.160
---------------------------------------------------
DEC 10 2003   Buy                 561       49.091
---------------------------------------------------
DEC 10 2003   Buy              15,133       49.135
---------------------------------------------------
DEC 10 2003   Sell              6,662       49.154
---------------------------------------------------
DEC 10 2003   Sell              6,101       49.160
---------------------------------------------------
DEC 10 2003   Buy               6,101       49.160
---------------------------------------------------
DEC 11 2003   Sell                315       48.825
---------------------------------------------------
DEC 12 2003   Buy                  99       49.000
---------------------------------------------------
DEC 12 2003   Buy                  38       49.000
---------------------------------------------------
DEC 12 2003   Buy                  16       49.000
---------------------------------------------------
DEC 12 2003   Buy                  16       49.000
---------------------------------------------------
DEC 12 2003   Buy                  16       49.000
---------------------------------------------------
DEC 12 2003   Buy                 112       49.000
---------------------------------------------------
DEC 12 2003   Buy                 110       49.000
---------------------------------------------------
DEC 12 2003   Buy                 644       49.000
---------------------------------------------------
DEC 12 2003   Buy               1,000       49.000
---------------------------------------------------
DEC 12 2003   Buy                 500       49.000
---------------------------------------------------
DEC 12 2003   Buy                   5       49.000
---------------------------------------------------
DEC 12 2003   Buy                  50       49.000
---------------------------------------------------
DEC 12 2003   Buy                  56       49.000
---------------------------------------------------
DEC 12 2003   Buy                 150       49.000
---------------------------------------------------
DEC 12 2003   Buy               3,380       49.000
---------------------------------------------------
DEC 12 2003   Buy                   8       49.000
---------------------------------------------------
DEC 12 2003   Sell              6,200       49.000
---------------------------------------------------
DEC 12 2003   Buy               6,200       49.000
---------------------------------------------------
DEC 15 2003   Buy                 500       49.130
---------------------------------------------------
DEC 15 2003   Sell                500       49.130
---------------------------------------------------